ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe (617) 951 7801 brian.mccabe@ropesgray.com

April 22, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (the “Registrant”) - File No. 811-02064

Dear Ms. Dubey,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 7, 2016 in connection with the Trust’s preliminary proxy statement with respect to the Pax Growth Fund (the “Fund”), filed on Schedule 14A with the Commission on March 31, 2016 (the “Preliminary Proxy Statement”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

Prospectus

1. Comment. In the second paragraph in the section titled “Board Considerations in Approving the Agreement – Fees and Other Expenses,” there is a reference to the fee waiver and reimbursement agreements described earlier in the Preliminary Proxy Statement. Please confirm that the fee reduction would be a contractual advisory fee change. If the fee reduction results from a waiver, please disclose gross and net expenses of the Fund.

Response. The Registrant confirms that the fee reduction is the result of a contractual advisory fee change, and the reference to fee waiver and reimbursement agreements will be revised to refer to the proposed decrease in the fee rate payable under the Fund’s investment advisory agreement.

2. Comment. If there will be any increase in the fees payable by the Fund, please note that Item 22(a)(3)(iv) of Schedule 14A would require a table showing the current and pro forma fees (with the required examples) using the format prescribed in Item 3 of Form N-1A.

Response. The Registrant confirms that there will not be any increase in the fees payable by the Fund.

3. Comment. In the section titled “Board Considerations in Approving the Agreement – Possible Economies of Scale,” please add disclosure indicating that the subadvisory fees paid to Aperio by the Adviser increase as the Fund’s assets increase, but that the fees paid by the Fund to the Adviser do not change as the Fund’s assets increase.

Response. The Registrant will add the requested disclosure to the definitive proxy statement.

4. Comment. In the section titled “Voting and Other Matters,” please clarify whether the Fund or the Adviser will bear the expenses of the solicitation and any additional solicitation or adjournment.

Response. The Registrant will revise the disclosure to clarify that the Fund will bear the expenses of the solicitation and any additional solicitation or adjournment.

5. Comment. Please include the fee schedule for Aperio in the body of the definitive proxy statement.

Response. The Registrant will add the requested fee schedule to the definitive proxy statement.

6. Comment. Please consider disclosing the Fund’s intent to change its name if the subadvisory agreement is approved.

Response. The Registrant will add the requested disclosure to the definitive proxy statement.

* * * * *

The Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe